EXHIBIT 1

FOURTH INDEPENDENT PROXY ADVISORY FIRM RECOMMENDS CHANGE TO BOARD OF DIRECTORS AT AMYLIN PHARMACEUTICALS

Egan Jones is the Latest to Support Eastbourne and Icahn Nominees

Eastbourne Urges Shareholders to Vote the WHITE Proxy Card and Elect All Three of Its Nominees Who Are Committed To Acting In Shareholders’ Best Interests

San Rafael, California – May 20, 2009 – Eastbourne Capital Management, L.L.C. today announced that independent proxy voting advisory firm Egan Jones Proxy Services has recommended that shareholders of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) vote on Eastbourne’s WHITE proxy card and support change to the 12 member Board of Directors at Amylin’s 2009 Annual Meeting of Shareholders. Egan Jones’ recommendation follows recommendations recently issued by RiskMetrics Group, Glass Lewis & Co and PROXY Governance, all supporting the election of Eastbourne and Icahn nominees. In its report, Egan Jones has recommended Amylin shareholders vote Eastbourne’s WHITE proxy card FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Jay Sherwood, along with Icahn nominee, Dr. Alex Denner.

RiskMetrics Group, Inc. has recommended Amylin shareholders vote Eastbourne’s WHITE proxy card FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Charles Fleischman, along with Icahn nominee, Dr. Alex Denner.

Glass Lewis & Co has recommended Amylin shareholders vote Eastbourne’s WHITE proxy card FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Jay Sherwood, along with Icahn nominee, Dr. Alex Denner.

PROXY Governance, Inc. has recommended Amylin shareholders vote Eastbourne’s WHITE proxy card FOR the election of all three Eastbourne nominees, Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood, along with both Icahn nominees, Dr. Alex Denner and Dr. Thomas Deuel.

Richard J. Barry, Eastbourne Founder and Portfolio Manager, commented, “Egan Jones’ evaluation and support for the ‘election of a significant number’ of Eastbourne’s and Icahn’s nominees, coming after numerous other independent recommendations in support of change to the Amylin Board, should make it unequivocally clear that it is time for new leadership at Amylin. We continue to urge Amylin shareholders to vote for all three of our nominees – Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood –on Eastbourne’s WHITE proxy card today.”

Barry added, “I am disappointed, but not entirely surprised given the obstacles we have encountered up to now, that we have been unable to reach a settlement with the incumbent Board, a result we believe would have been in the best interests of ALL shareholders, and that rather than welcoming capable, shareholder-sponsored directors, the incumbent Board has chosen to prolong the proxy contest. But, just as we have always been comfortable allowing ALL shareholders to speak freely with each other and ALL shareholders to freely nominate as many directors as they choose, we are equally comfortable allowing ALL shareholders to decide on the composition of the Board.”

Eastbourne highlighted that Egan Jones, in its analysis, noted:

•	“It is our view that the Company's financial and stock market performance argue for a significant change in composition of the board of directors.”

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“After considering the similarity in the two dissident groups' proposed plans for the Company, we believe that election of a significant number of the dissidents’ nominees will bring a needed fresh viewpoint to board deliberations and decisions going forward.”

Eastbourne urges fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin and acting in the best interests of all shareholders. The WHITE proxy card will allow stockholders to vote for all Eastbourne nominees and will have the effect of voting for the two Icahn nominees as well as the seven management nominees described thereon.

Eastbourne is seeking authority to vote for the two Icahn nominees. Eastbourne is not seeking authority to vote, and will not vote any WHITE proxy cards, for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500

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